Filed by LifeMinders, Inc.
Pursuant to Rule 425 under the Securities Act of 1933 and
Deemed Filed Pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: LifeMinders, Inc. (Commission File No. 000-28133)

Cross Media Marketing To Acquire LifeMinders in $68.1 Million Transaction
_________________________

Merger Combines Lifeminders’ $50 Million Cash, Proprietary Technology and
Database of 20 Million Consumers with Cross Media’s Projected $100 Million Direct Marketing Revenues

New York, NY —July 19, 2001 (Business Wire) Cross Media Marketing Corporation (AMEX: XMM), a leading technology-driven marketing company, announced today that it has executed a definitive agreement to acquire LifeMinders, Inc. (NASDAQ: LFMN), an online direct marketer. The merger, which is subject to the approval of both companies’ stockholders, will combine Cross Media Marketing’s proven marketing skills in both traditional and online direct marketing channels with LifeMinders’ 20 million member database, its proprietary e-mail technology platform and its exceptionally strong balance sheet, including up to $50 million in net cash at closing. Ronald Altbach, Cross Media’s Chairman and Chief Executive Officer and Jonathan Bulkeley, Chairman and Chief Executive Officer of LifeMinders, made the joint announcement.

Mr. Altbach stated, “This acquisition will support our publicly announced forecasted gross revenues of $100 million for this fiscal year, representing a 70% increase from last year, significant in this market and particularly significant for a company in only its second year in business. In fact, the Company had projected gross revenues for the first six months of this year ending June 30, 2001 between $42 million to $46 million and we are well within that range. In addition, we believe LifeMinders’ extensive consumer database and personalization capability, married to Cross Media Marketing’s effective direct marketing operations which contact and retain data on over 20 million consumers annually, create the ultimate marketing solutions provider on behalf of third-party brands in their quest to acquire customers in a cost effective manner. Cross Media, through its multi-channel platform, will deliver highly targeted offers on a low cost, high margin basis to precisely the right customer as a result of Lifeminders’ highly profiled members. We have stated publicly on a number of occasions, it is our management’s mission to create a highly profitable, $400 million to $500 million revenue company with attendant earnings through organic growth and complementary acquisitions. This transaction event represents a quantum leap in the fulfillment of that mission. The market has decimated valuations of many companies, including those that are profitable, creating opportunities for consolidation and aggregation on a post-merger basis. The Company will now have the financial strength to complete complementary acquisitions with the bulk of the significant capital generated through this acquisition dedicated to that purpose.”

“Cross Media’s significant growth and cash flow represents an exciting opportunity for our stockholders,” stated Jonathan Bulkeley. “We believe that our strong core assets – a large membership database, a scalable technology infrastructure and our cash balance – can be leveraged by Cross Media to the advantage of our stockholders. The result will be an even stronger, profitable direct marketing company that can reach consumers through multiple platforms – online, direct mail and voice – with the right products at the right time”

Under the terms of the agreement approved by the companies’ Boards of Directors, Cross Media will pay a total combined cash and stock consideration of $68.1 million for all of the outstanding equity interests in LifeMinders, including stock options, subject to a reduction of up to $1,750,000 if and to the extent that LifeMinders’ net cash and cash equivalents are less than $50 million at August 31, 2001. As of the date of the announcement, the total consideration is valued at approximately $2.43 per share for LifeMinders’ equity holders which was determined based upon the average closing prices of Cross Media stock during the twenty trading days prior to the signing of the Merger Agreement. Each LifeMinders’ stockholder will be able to elect to receive all cash, all stock or a mix of approximately 18% cash and 82% stock, provided that in no event will the aggregate cash consideration paid to the LifeMinders’ stockholders exceed $12.1 million. In the event that the cash elections exceed $12.1 million, those electing cash will be reduced. Any LifeMinders’ stockholders who do not make an election will receive all stock.

Upon consummation of the transaction, two directors of LifeMinders will be elected to the Board of Directors, one of whom will be Mr. Bulkeley, who will also be joining its Executive Committee. Ronald Altbach will continue as Chairman and Chief Executive Officer. LifeMinders’ operations will continue in Herndon, Virginia. The Company will continue to trade on the American Stock Exchange under the symbol XMM.

The merger, subject to customary closing conditions, is anticipated to close early in the fourth quarter of 2001. Robertson Stephens, Inc. served as financial advisor to Cross Media Marketing on this transaction. The Board of Directors of LifeMinders was advised by Legg Mason Wood Walker Incorporated.

Mr. Altbach and Mr. Bulkeley will discuss the transaction on a conference call today, Thursday, July 19, 2001 at 12:30 pm Eastern Time. Interested parties may access the call by dialing (800) 423-3280 or from an international location by calling (651) 291-0477. The phone code is Cross Media Marketing. This call will also be webcast by CCBN and can be accessed at Cross Media Marketing’s web site at www.xmmcorp.com and the LifeMinders web site at www.lifeminders.com. A replay of the call will also be available on the sites or by calling (800) 475-6701 and entering the access code 596394. The call can be accessed for up two weeks after the broadcast.

About Cross Media Marketing Corporation

Cross Media Marketing Corporation is a leading technology-driven marketing company engaged in sophisticated targeted marketing on a global basis utilizing multiple direct marketing channels including email, voice, direct mail, interactive voice response and Internet with its proprietary X-ID™ profiling technology, resulting in a multi-dimensional marketing platform. Cross Media Marketing seeks to achieve revenue growth and earnings leverage by cross marketing a broad array of products and services, including membership services and high-end bundled periodicals, through multiple channels to an expanding multi-million customer base utilizing state-of-the-art direct marketing strategies. Through Cross Media Marketing’s voice-driven customer acquisition programs, Cross Media Marketing contacts and retains critical data on more than thirteen million persons annually. The Company continues to exploit its expansive database in other technology-driven marketing channels, facilitating additional e-commerce transactions to increase revenues while concurrently lowering costs and increasing margins. For more information about Cross Media Marketing, visit the Investor Relations section of www.xmmcorp.com or email investor-relations@xmmcorp.com.

About LifeMinders, Inc.

LifeMinders, Inc. is an online direct marketer that serves millions of members by sending highly personalized e-mail messages based on consumers’ interests. These targeted messages are developed from detailed member profiles that are obtained during the permission-based registration process. LifeMinders, Inc, LifeMinders.com and the LifeMinders logo are registered trademarks of LifeMinders, Inc (www.lifeminders.com). For more information about LifeMinders, visit the Investor Relations section of www.lifeminders.com or email aabraham@lifeminders.com.

Additional Information

In connection with the merger, Cross Media and LifeMinders will be filing a joint prospectus/ proxy statement with the Securities and Exchange Commission. Investors and security holders of both Cross Media Marketing and LifeMinders are invited to read the joint prospectus/proxy statement regarding the business combination transaction referenced in the foregoing information, when it becomes available. Cross Media Marketing and LifeMinders expect to mail a joint prospectus/proxy statement about the transaction to their respective stockholders. Investors and security holders may obtain a free copy of the joint prospectus/proxy statement (when available) and other documents filed by the companies free of charge from the Securities and Exchange Commission’s web site at http://www.sec.gov. The joint prospectus/proxy statement and such other documents may also be obtained from Cross Media Marketing or LifeMinders free of charge by directing such requests to the respective addresses listed above.

LifeMinders and its officers and directors may be deemed to be participants in the solicitation of proxies from LifeMinders’ stockholders with respect to the approval of the transactions contemplated by the agreement. Information regarding such officers and directors will be set forth in the joint proxy statement/prospectus.

Cross Media Marketing and its officers and directors may be deemed to be participants in the solicitation of proxies from stockholders of Cross Media Marketing with respect to the approval of the transactions contemplated by the agreement. Information regarding such officers and directors will be set forth in the proxy statement/prospectus.

Cautionary Statement Regarding Forward-Looking Statements

This announcement contains forward-looking statements that involve risks and uncertainties including the ability to successfully integrate Cross Media and LifeMinders, and to realize the synergies and other perceived advantages resulting from this acquisition, including Cross Media’s ability to grow the combined businesses and to achieve expectations for anticipated financial results based on the combined entities. More information about potential factors that could effect Cross Media’s ability to make this acquisition successful will be included in Cross Media’s registration statement on Form S-4 to be filed with the Securities and Exchange Commission. Additionally, certain statements contained herein and in the information posted on the websites of Cross Media Marketing and LifeMinders that are not based on historical fact are "'forward looking statements’” within the meaning of the Private Securities Litigation Reform Act of 1995. Cross Media Marketing Corporation and LifeMinders intend that such forward-looking statements be subject to the safe harbor created thereby. These forward-looking statements regard the revenues, earnings, liquidity, financial condition, and ability to exploit its database and certain technological innovations and certain operational matters of Cross Media Marketing and LifeMinders. Such forward-looking statements are based on current expectations of management but involve certain risks and uncertainties. The actual results, performance or achievements could differ materially from the results, performance or achievements projected in, or implied by, such forward-looking statements as a result of risk factors. These factors are described in detail in each of the company’s respective filings with the Securities and Exchange Commission, including, where applicable, their most recent filings on Form 10-K or 10-KSB, 10-Q or 10-QSB, and 8-K, and the registration statement on Form S-4 to be filed by both companies as described below. LifeMinders’ and Cross Media Marketing’s filings with the SEC are available to the public from commercial document-retrieval services and at the Web site maintained by the SEC free of charge at http://www.sec.gov. Neither Cross Media Marketing nor LifeMinders assumes any responsibility to update the information included in this press release or on its website, whether as a result of new information, future events or otherwise.

FOR:	Cross Media Marketing Corporation

CONTACT:	Heidi Elizabeth Carens

(212) 457-1167

hcarens@xmmcorp.com

Mathew Henderson, CEOcast, Inc.

(212) 732-4300

FOR:	LifeMinders, Inc.

CONTACT:	Allison Abraham

(703) 885-1315

aabraham@lifeminders.com